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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-51291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hantz Financial Services, Inc.**
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26200 American Drive, Fifth Floor
(No. and Street)

Southfield (City) Michigan (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct. Suite 500 (Address) Auburn Hills (City) Michigan (State) 48326 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

85

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL DOLIN
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Jun 19, 2018
ACTING IN COUNTY OF

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. (a Michigan corporation) (the "Company") as of December 31, 2016 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Hantz Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hantz Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Hantz Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 24, 2017

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

[redacted] STATEMENT OF FINANCIAL CONDITION [redacted]
DECEMBER 31, 2016

ASSETS

Assets	
Cash and cash equivalents	$ 13,181,989
Cash segregated for benefit of customers	21,572
Accounts receivable for marketing support	1,364,346
Commissions receivable	3,425,987
Notes receivable, employees	346,764
Deposits with clearing organizations	95,046
Total assets	$ 18,435,704

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Amounts due to clearing organizations	$ 300
Accrued compensation	2,206,976
Accounts payable and accrued expenses	854,131
Due to Parent	30,565
Deferred income tax liability	125,000
Total liabilities	3,216,972
Stockholder's equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	14,685,611
Total stockholder's equity	15,218,732
Total liabilities and stockholder's equity	$ 18,435,704

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

Revenue	
Commissions	$ 31,688,044
Marketing support	4,407,490
Investment and advisory fees	1,940,934
Managed accounts	368,500
Other	1,873,784
Total revenue	**40,278,752**
Expenses	
Compensation, commissions and benefits	21,401,286
Management fees	3,647,183
Communications and data processing	2,003,372
Occupancy	1,916,637
Office expenses	499,498
Professional fees	662,419
Licensing	395,517
Depreciation/amortization	395,196
Other	1,249,544
Total expenses	**32,170,652**
Operating income	**8,108,100**
Interest income	20,350
Income before tax expense allocation from Parent	**8,128,450**
Income tax expense allocated from parent	3,183,649
Net income	**$ 4,944,801**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2016	**1,000**	**$ 533,121**	**$ 13,240,810**	**$ 13,773,931**
Dividends paid to Parent	-	-	(3,500,000)	$ (3,500,000)
Net income	-	-	4,944,801	4,944,801
Balances, December 31, 2016	**1,000**	**$ 533,121**	**$ 14,685,611**	**$ 15,218,732**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS [redacted]
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net income	$ 4,944,801
Adjustment to reconcile net income to net cash provided by operating activities	
Deferred Tax Liability	(22,000)
Net changes in operating assets and liabilities which (used) provided cash	
Cash segregated for benefit of customers	589,587
Accounts receivable for marketing support	145,505
Commissions receivable	145,726
Deposits with clearing organizations	-
Amounts due to clearing organizations	(610,859)
Accrued compensation	(690,973)
Accounts payable and accrued expenses	703,749
Change in due to/from parent	708,111
Net cash provided by operating activities	**5,913,647**
Cash used in investing activities	
Issuance of note receivable, employee	(47,600)
Payments of note receivable, employee	236,501
Net cash provided by investing activities	**188,901**
Cash used in financing activities	
Dividends paid to Parent	(3,500,000)
Net increase in cash and cash equivalents	**2,602,548**
Cash and cash equivalents, January 1, 2016	10,579,441
Cash and cash equivalents, December 31, 2016	**$ 13,181,989**
Supplemental cash flows information	
Cash paid to Parent during the year for income tax allocation	**$ 1,818,319**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services, including financial planning, investment portfolio management services and retirement plan services to individuals and small businesses. Customers of the Company are located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of ***Hantz Group, Inc.*** (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates. Significant estimates include but are not limited to commission receivables and accrued compensation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits.

Cash Segregated for Benefit of Customers

Cash of $21,572 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables

Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2016.

Revenue Recognition

Commission revenue and related expenses on security transactions are recognized on a trade date basis. Marketing support revenue is recognized in the period that services are performed. Investment advisory revenue for planning services is recognized when the advisory service is sold. Fees for our portfolio management services are assessed quarterly in advance based on a percentage of assets under our management. This fee revenue is received quarterly and recognized monthly as earned. Commission revenue from a mortgage application introduction is recognized when loans are closed at the financing institution. Managed account revenue is recognized as earned and is received from product companies based upon a percentage of the total assets invested with each product company.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2016, 90% of commission revenue was from five investment companies and 93% of marketing support revenue was from five investment companies.

Income Tax Allocation from Parent

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis with an income tax allocation from the parent to the Company for its proportionate share.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (Income tax allocation from parent) is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

The Company analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any charges for such, to the extent they arise, as a component of its operating expenses, which has no significant impact on the company's financial statements.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases, which supersedes current lease accounting requirements. This new ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with limited exception for short-term leases. This new guidance will be effective for the Company's fiscal year ending December 31, 2020. Upon implementation, the Company's lease payment obligations

will be recognized at their estimated present value along with a corresponding right-of-use asset. Lease expense recognition will be generally consistent with current practice.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, and Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Corporation has not yet determined which application method it will use. The standard is effective for annual reporting periods beginning after December 15, 2017, therefore will be effective for the fiscal year beginning on January 1, 2018. The adoption of the new standard is not expected to have a significant impact on the financial statements.

2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $3,647,183 during 2016. The Company was also allocated $2,875,639 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. The Company leases this software along with hardware and maintenance support, on a month-to-month basis, from Hantz Technology, L.L.C. Total expense incurred in connection with these technology charges was $1,369,610 during 2016. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net rental expense on operating leases from related parties was $1,365,749 and from unrelated parties was $620,279 in 2016.

The following is a schedule of approximate annual future minimum lease payments for the Company's portion of related party and unrelated third party leases for facilities as required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2016. To determine the amount below an allocation was based on 2016 allocation percentages to determine future years lease expense.

Year Ending December 31	Total HFS Non-Cancelable Operating Leases	Related Parties Non-Cancelable Operating Leases	Unrelated Third Parties Non-Cancelable Operating Leases
2017	$ 1,279,000	$1,082,000	$197,000
2018	820,000	795,000	25,000
2019	352,000	352,000	0
2020	286,000	286,000	0
2021	143,000	143,000	0
Total payments due	$2,880,000	$2,658,000	$222,000

Hantz Financial Services is directly liable for lease payments included in the above amounts of $117,000 in 2017. This is the result of Hantz Financial Services being the signor on the subject lease.

4 leases with related parties were extended subsequent to year end which will increase future commitment from 2017 through 2022 in the aggregate by $4,149,100.

The Company earned commissions from affiliated entities for commercial loans and mortgages. In 2016, the Company earned approximately $461,160 in revenue for these services. The Company received revenue for plan processing services provided by an affiliate. In 2016, the revenue was approximately $1,160,605 for these services and is included in other revenue on the statement of income.

Accounts payable and accrued expenses include payables to affiliates of $30,565. No interest is charged on these advances which are due on demand and expected to be paid in 2017.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $206,132 at December 31, 2016, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $11,992,618 which was $11,786,486 in excess of the required amount of net capital. The Company's net capital ratio was 0.26 to 1 as of December 31, 2016.

4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors.

The Company did not make any matching contributions to the plan in 2016.

5. INCOME TAX ALLOCATION FROM PARENT

The income tax allocation from parent consists of the following components for the year ended December 31, 2016:

Current federal provision	$ 2,737,594
Deferred federal provision	(28,000)
Total federal income tax provision	**2,709,954**
Current state provision	467,695
Deferred state provision	6,000
Total state income tax provision	**473,695**
Income tax allocation from parent	**$3,183,649**

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2016:

Deferred tax asset	$ 137,000
Deferred tax liability	(262,000)
Net deferred tax Liability	**$ (125,000)**

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2016, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

■ ■ ■ ■ ■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

[redacted] COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

Net capital	
Total stockholder's equity	$ 15,218,732
Deductions	
Non-allowable assets	
Commissions and marketing support receivables greater than 30 days	$ 2,879,313
Note receivable, employee	346,801
Other assets - Due from Parent	-
Deferred income tax asset	-
Total deductions	3,226,114
Net capital	$ 11,992,618
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 2,206,976
Accounts payable, accrued expenses, and amounts due to clearing organizations	884,996
Total aggregate indebtedness	$ 3,091,972
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 206,132
Excess net capital	$ 11,786,486
Excess net capital at 1000%	$ 11,683,421
Ratio of aggregate indebtedness to net capital	0.26:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016)	
Net capital, as reported in Company's Part II (unaudited) FOCUS	$ 11,992,618
Net capital, per above	$ 11,992,618

Note: There were no material differences between this schedule and the company's unaudited amended FOCUS report filed February 24, 2017

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hantz Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hantz Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Hantz Financial Services, Inc. stated that Hantz Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hantz Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Hantz Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 24, 2017

HANTZ FINANCIAL SERVICES, INC.

26200 AMERICAN DRIVE
SOUTHFIELD, MI 48034

HANTZFINANCIAL®

HANTZ FINANCIAL SERVICES, INC.

EXEMPTION REPORT

February 6, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Hantz Financial Services, inc. is a broker/dealer registered with the SEC and FINRA
- Hantz Financial Services, Inc. claimed an exemption under both paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016
- Hantz Financial Services, Inc. has met the identified exemption provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 at all times during the year ended December 31, 2016, without exception.

Renee Yaroch, ~~Chief~~ Financial Officer

2-6-2017

Date

February 27, 2017

Enclosed is a copy of the Hantz Financial Services, Inc. audited financial statements for year ended December 31, 2016.

Hantz Financial Services, Inc.

(A Wholly Owned Subsidiary of Hantz Group, Inc.)

Year Ended December 31, 2016

Financial Statements and Supplementary Information